UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GRAMERCY CAPITAL CORP.

(Name of Issuer)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

384871109

(CUSIP Number)

Kwon Uk Choi
Renaissance Villa 45
Ogeum-Tong, Song-Pa Gu
Seoul, Republic of Korea

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☑.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP Number: 38471109

1	name of reporting person Kwon Uk Choi
2	check the appropriate box if a member of a group (a) ☑ (b) ☐
3	sec use only
4	source of funds PF
5	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐
6	citizenship or place of organization Republic of Korea
NUMBER OF	7	sole voting power 3,800,000
SHARES BENEFICIALLY OWNED BY	8	shared voting power 0
EACH REPORTING PERSON WITH	9	sole dispositive power 3,800,000
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 3,800,000
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 7.5% (1)
14	type of reporting person in

   (1) Based on 50,527,857 shares of the Issuer’s Common Stock outstanding as described in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

  CUSIP Number: 38471109

1	name of reporting person Jisook Jung
2	check the appropriate box if a member of a group (a) ☑ (b) ☐
3	sec use only
4	source of funds PF
5	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐
6	citizenship or place of organization Republic of Korea
NUMBER OF	7	sole voting power 286,100
SHARES BENEFICIALLY OWNED BY	8	shared voting power 0
EACH REPORTING PERSON WITH	9	sole dispositive power 286,100
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 286,100
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) Less than 1% (1)
14	type of reporting person in

  (1) Based on 50,527,857 shares of the Issuer’s Common Stock outstanding as described in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

CUSIP Number: 38471109

1	name of reporting person Anda Investment Partners
2	check the appropriate box if a member of a group (a) ☑ (b) ☐
3	sec use only
4	source of funds WC
5	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐
6	citizenship or place of organization Republic of Korea
NUMBER OF	7	sole voting power 148,000
SHARES BENEFICIALLY OWNED BY	8	shared voting power 0
EACH REPORTING PERSON WITH	9	sole dispositive power 148,000
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 148,000
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) Less than 1% (1)
14	type of reporting person CO

(1) Based on 50,527,857 shares of the Issuer’s Common Stock outstanding as described in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

Item 1.                     Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to the shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Gramercy Capital Corp., a Maryland corporation (the “Issuer”). The principal executive offices of the Issuer are located at 420 Lexington Avenue, New York, New York 10170.

Item 2.                     Identity and Background.

(a) – (c) and (f)
This statement is filed by Kwon Uk Choi, an individual and a citizen of the Republic of Korea (“Choi”), Jisook Jung, an individual, spouse of Choi and a citizen of the Republic of  Korea (“Spouse”), and Anda Investment Partners, a corporation organized in the Republic of Korea (together with Choi and Spouse, the “Reporting Persons”).

Anda Investment Partners is an investment advisory and management company, primarily involved in market research and private investments. The principal occupation of Choi is investment professional and the principal occupation of Spouse is housewife.

The principal business address of each of the Reporting Persons is Renaissance Villa 45, Ogeum-Tong, Song-Pa Gu, Seoul, Republic of Korea.
(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding.
(e)
During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                     Source and Amount of Funds.

Choi

Choi purchased shares of Common Stock with his own personal funds as follows:

Date	Purchase/Sale	Number of shares	Aggregate Purchase Price
September 13, 2010 through October 14, 2010	Purchase	3,800,000	$7,258,000

In connection with such purchase of securities, Choi filed a statement on Schedule 13G (“Schedule 13G”) on October 14, 2010, which is superseded by this Schedule 13D.

Spouse

Spouse purchased and sold shares of Common Stock with her own personal funds as follows:

Date	Purchase/Sale	Number of shares	Purchase or Sales Price/Share
January 26, 2011	Purchase	75,000	$3.37/share
March 22, 2011	Purchase	100,000	$4.09/share
March 25, 2011	Purchase	20,274	$4.10/share
March 29, 2011	Purchase	35,000	$4.00/share
March 29, 2011	Purchase	44,726	$3.90/share
April 6, 2011	Purchase	31,100	$4.15/share
November 21, 2011	Sale	20,000
Total		286,100

Anda Investment Partners

Anda Investment Partners purchased shares of Common Stock with its working capital as follows:

Date	Purchase/Sale	Number of shares	Purchase Price/Share
November 8, 2011	Purchase	75,000	$2.99/share
November 10, 2011	Purchase	73,000	$2.87/share
Total		148,000

Item 4.                     Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock of the Issuer for investment purposes and not with any purpose of changing or influencing the control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect.  Subsequent to filing of the Schedule 13G, however, having learned through news reports of a potential strategic transaction, including the potential sale of the Issuer in a bid/auction process and upon assessment of his investment in the Issuer, Choi has determined that although he continues to hold his shares of Common Stock of the Issuer for investment purposes, he may seek information from management and the board of directors of the Issuer (the “Board”), and may engage in further discussions with management, the Board, other stockholders of the Issuer and other relevant parties, concerning such potential strategic transaction and the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer generally, or in proposing one or more of the actions described in subparagraphs (a)-(j) of Item 4 of Schedule 13D.  In addition, he plans to continuously evaluate, among other factors, developments involving the potential sale of the Issuer, the financial condition, results of operations, business and prospects of the Issuer, the securities markets in general and the market for the Common Stock, prevailing economic conditions and expected trends, all with a view to determining whether to hold, decrease or increase his investment in the Common Stock, through open market, privately negotiated or any other transactions.  Each of Spouse and Anda Investment Partners has orally agreed with Choi to vote the shares of Common Stock of the Issuer of which each is the beneficial owner in the same manner as Choi votes the shares of which he is the beneficial owner on any matter or transaction upon which Choi instructs them to vote.

Item 5.                     Interest in Securities of the Company

(a)	Collectively, the Reporting Persons beneficially own 4,234,100 shares of Common Stock of the Issuer, representing 8.4% of the outstanding shares of Common Stock as follows:

(i) Choi directly and beneficially owns 3,800,000 shares, representing 7.5% of the outstanding shares of Common Stock.

(ii)	Spouse directly and beneficially owns 286,100 shares, representing less than 1% of the outstanding shares of Common Stock.

(iii)	Anda Investment Partners directly and beneficially owns 148,000 shares, representing less than 1% of the outstanding shares of Common Stock.

(iv)	The Reporting Persons, to the extent that they are deemed to be a “group,” may be deemed to beneficially own all of the shares of Common Stock beneficially owned by the other Reporting Persons.

Each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock not directly owned by such Reporting Person.

The percentages set forth in this response are based on 50,527,857 shares of Common Stock outstanding as described in the Issuer’s Quarterly Report on Form 10-Q for the Quarter ended September 30, 2011.

(b)    Choi has sole voting and dispositive power over 3,800,000 shares Common Stock; Spouse has sole voting and dispositive power over 286,100 shares of Common Stock; and Anda Investment Partners has sole voting and dispositive power over 148,000 shares of Common Stock.

(c)    There have been no transactions in the Common Stock by Choi during the last 60 days.  As described above, however, Spouse sold 20,000 shares of Common Stock on November 21, 2011 and Anda Investment Partners purchased 75,000 shares and 73,000 shares of Common Stock on November 8, 2011 and November 10, 2011, respectively.

(d)    No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e)    Not applicable.

Item 6.                     Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The oral agreements with respect to the voting of shares of Common Stock by Spouse and Anda Investment Partners with Choi contained in Item 4 is hereby incorporated by reference.

Item 7.                     Material to be Filed as Exhibits

1.	Agreement regarding filing of joint Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 23, 2011
/s/ Kwon Uk Choi
Kwon Uk Choi

/s/ Jisook Jung
Jisook Jung

Anda Investment Partners

By:	/s/ Dong-O Min
Name:	Dong-O Min
Title:	Chief Executive Officer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, dated November 23, 2011 (the “Schedule 13D”), with respect to the shares of Common Stock, par value $0.001 per share of Gramercy Capital Corp., a Maryland corporation, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment.  Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 23rd day of November, 2011.

/s/ Jisook Jung
Jisook Jung

Anda Investment Partners

By:	/s/ Dong-O Min
Name:	Dong-O Min
Title:	Chief Executive Officer